UNITED STATES                     --------------------------------
  SECURITIES AND EXCHANGE COMMISSION           OMB APPROVAL
        WASHINGTON, D.C. 20549                 --------------------------------
                                               OMB Number: 3235-0058
                                               Expires: January 31, 2005
      FORM 12B-25 SEC FILE NUMBER              Estimated average burden
  NOTIFICATION OF LATE FILING 0-25942          hours per response........2.50
                                               --------------------------------
                                               SEC FILE NUMBER
                                               0-25942
                                               --------------------------------
                                               CUSIP NUMBER
                                               784878 10 0
                                               --------------------------------

(CHECK ONE): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
             [ ] Form N-SAR

For Period Ended:  MARCH 31, 2003
     [   ] Transition Report on Form 10-K
     [   ] Transition Report on Form 20-F
     [   ] Transition Report on Form 11-K
     [   ] Transition Report on Form 10-Q
     [   ] Transition Report on Form N-SAR
For the Transition Period Ended: _________________________________


  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

PART I -- REGISTRANT INFORMATION

DEFENSE INDUSTRIES INTERNATIONAL INC.
Full Name of Registrant


PAWNBROKERS EXCHANGE, INC.
Former Name if Applicable


INDUSTRIAL ZONE EREZ, P.O. BOX 779,
Address of Principal Executive Office (STREET AND NUMBER)


ASHKELON, ISRAEL 78101
City, State and Zip Code


PART II -- RULES 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check boxes if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N- SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule
     12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company is unable to file its periodic report on Form 10-QSB for the quarter ended March 31, 2003 within the prescribed time period due to the changes in its auditors' responsibilities as a result of the Sarbanes Oxley Act requirements regarding independency of auditors, which prevented the completion of the review of the financial statements for the quarter ended March 31, 2003 in a timely manner.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
     JOSEPH POSTBINDER
     (Name)
     011-972-8-6891611
     (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Registrant Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No But see paragraph 4 above.

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                     DEFENSE INDUSTRIES INTERNATIONAL, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: MAY 15, 2003             By: /S/ JOSEPH POSTBINDER
                                   Joseph Postbinder, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).

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